Consolidated Financial Statements

Points International Ltd.
December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Points International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Points International Ltd. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2011.

Toronto, Canada
March 6, 2019

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Points International Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Points International Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion & Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 6, 2019

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Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	Note	2018	2017

ASSETS
Current assets
Cash and cash equivalents		$69,131	$63,514
Restricted cash	5	500	500
Funds receivable from payment processors		13,512	15,229
Accounts receivable	6	9,318	7,741
Prepaid taxes		383	457
Prepaid expenses and other assets	7	3,618	1,963
Total current assets		$96,462	$89,404

Non-current assets
Property and equipment	8	2,351	2,128
Intangible assets	9	13,952	15,265
Goodwill	10	7,130	7,130
Deferred tax assets	11	2,645	2,557
Other assets	7	-	2,661
Total non-current assets		$26,078	$29,741
Total assets		$122,540	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,489	$7,998
Income taxes payable		117	695
Payable to loyalty program partners		69,749	65,567
Current portion of other liabilities	12	1,680	1,400
Total current liabilities		$81,035	$75,660

Non-current liabilities
Other liabilities	12	495	538
Total non-current liabilities		$495	$538

Total liabilities		$81,530	$76,198

SHAREHOLDERS’ EQUITY
Share capital		53,886	56,394
Contributed surplus		4,446	10,647
Accumulated other comprehensive income (loss)		(646)	374
Accumulated deficit		(16,676)	(24,468)
Total shareholders’ equity		$41,010	$42,947
Total liabilities and shareholders’ equity		$122,540	$119,145
Guarantees and Commitments	18
Credit Facilities	21

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ David L Adams	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer
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Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2018	2017
			(restated –
			Note 3(a))

REVENUE
Principal		$351,743	$332,291
Other partner revenue		24,502	16,353
Total Revenue	4	$376,245	$348,644

EXPENSES
Direct cost of principal revenue		322,341	302,094
Employment costs		27,890	25,767
Marketing and communications		1,460	1,843
Technology services		2,210	1,912
Depreciation and amortization		3,364	3,988
Foreign exchange gain		(36)	(58)
Operating expenses	16	8,786	8,470
Total Expenses		$366,015	$344,016

Finance income		666	213

INCOME BEFORE INCOME TAXES		$10,896	$4,841

Income tax expense	11	3,104	1,461
NET INCOME		$7,792	$3,380

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or
loss:
Unrealized gain (loss) on foreign exchange derivatives
designated as cash flow hedges		(1,394)	1,012
Income tax effect		369	(268)

Reclassification to net income of loss (gain) on foreign
exchange derivatives designated as cash flow hedges		7	(331)
Income tax effect		(2)	88
Other comprehensive income (loss) for the period,
net of income tax		$(1,020)	$501

TOTAL COMPREHENSIVE INCOME		$(6,772	$3,881

EARNINGS PER SHARE
Basic earnings per share	14	$0.54	$0.23
Diluted earnings per share	14	$0.54	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

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Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States					Accumulated
dollars except number of shares					other		Total
				Contributed	comprehensive	Accumulated	shareholders’
		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of	Amount
		Shares

Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income		-	-	-	-	7,792	7,792
Other comprehensive loss, net of tax		-	-	-	(1,020)	-	(1,020)
Total comprehensive income		-	-	-	(1,020)	7,792	6,772
Effect of share option compensation plan	15	-	-	72	-	-	72
Effect of RSU compensation plan	15	-	-	4,309	-	-	4,309
Share issuances – options exercised		119,521	1,385	(1,034)	-	-	351
Settlement of RSUs	15	-	1,377	(4,099)	-	-	(2,722)
Share capital held in trust	15	-	(3,062)	-	-	-	(3,062)
Shares repurchased	13	(569,107)	(2,208)	(5,449)	-	-	(7,657)
Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income		-	-	-	-	3,380	3,380
Other comprehensive income, net of tax		-	-	-	501	-	501
Total comprehensive income		-	-	-	501	3,380	3,881
Effect of share option compensation plan	15	-	-	247	-	-	247
Effect of RSU compensation plan	15	-	-	4,208	-	-	4,208
Share issuances – options exercised		16,988	395	(335)	-	-	60
Settlement of RSUs	15	-	1,261	(1,261)	-	-	-
Share capital held in trust	15	-	(2,361)	-	-	-	(2,361)
Shares repurchased	13	(334,212)	(1,313)	(2,093)	-	-	(3,406)
Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947

The accompanying notes are an integral part of these consolidated financial statements.

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Points International Ltd.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

For the year ended December 31	Note	2018		2017

Cash flows from operating activities
Net income for the period		$7,792		$3,380
Adjustments for:
Depreciation of property and equipment		981		863
Amortization of intangible assets		2,383		3,125
Unrealized foreign exchange loss (gain)		(960)		1,334
Equity-settled share-based payment transactions	15	4,381		4,455
Deferred income tax expense (recovery)	11	279		(1,223)
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges		(1,387)		681
Changes in non-cash balances related to operations	19	6,552		4,150
Net cash provided by operating activities		$20,021		$16,765

Cash flows from investing activities
Acquisition of property and equipment		(1,204)		(1,241)
Additions to intangible assets		(1,070)		(1,494)
Settlement of short-term investment, net of interest		-		10,033
Net cash provided by (used in) investing activities		$(2,274)		$7,298

Cash flows from financing activities
Proceeds from exercise of share options		351		60
Shares repurchased	13	(7,657)		(3,406)
Purchase of share capital held in trust	15	(3,062)		(2,361)
Taxes paid on net settlement of RSUs		(2,722)		-
Net cash used in financing activities		$(13,090)		$(5,707)

Effect of exchange rate fluctuations on cash held		960		(1,334)

Net increase in cash and cash equivalents		$5,617		$17,022
Cash and cash equivalents at beginning of the period		$63,514		$(46,492
Cash and cash equivalents at end of the period		$69,131	$	( 63,514

Interest Received		$595		$265
Taxes Received		$110		$116
Taxes Paid		$(2,838)		$(3,967)

Amounts received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street, Suite 700, Toronto, ON, Canada M5H 2G4. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see Note 4 below)

Segment	Principal Activities
Loyalty Currency Retailing	Consists primarily of products and services that facilitate the sale or transfer of loyalty currency direct to loyalty program members
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making hotel bookings and car rentals online

The Corporation’s operations are not subject to significant seasonal fluctuations.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2019.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”). The functional currency of the Corporation and each of the Corporation’s wholly-owned subsidiaries is also USD, except for Points Travel Inc. which uses the Canadian dollar (“CAD”) as its functional currency. Items included in the financial statements of each subsidiary are measured using their respective functional currencies and translated for presentation in the consolidated statements as required. All financial information has been rounded to the nearest thousand, except where otherwise indicated.

(d) Basis of consolidation

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(e) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgments in the following areas:

  determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
  determining cash generating units (“CGUs”) and the allocation of goodwill for the purpose of impairment testing;
  choosing methods for depreciating and amortizing our property and equipment and intangible assets that represent most accurately the consumption of benefits derived from those assets. In making this determination, the Corporation has considered assumptions that are most representative of the economic substance of the intended use of the underlying assets. These same assumptions were used when deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;
  determining which projects qualify for capitalization of direct labour cost to intangible assets determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
  interpreting tax rules and regulations.

The Corporation also uses significant estimates in the following areas:

  determining the recoverable amount of financial and non-financial assets when testing for impairment; and
  determining the fair value of share-based payments and derivative instruments.

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The application of the estimates and judgments noted above are discussed in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New standards adopted in 2018

The accounting policies set out below have been applied consistently by the Corporation and its subsidiaries to all years presented in these consolidated financial statements. In addition, the Corporation adopted the following standards issued by the IASB in 2018:

(i)   IFRS 15, Revenue from Contracts with Customers (“IFRS15”);

Effective January 1, 2018, the Corporation adopted the new standard and its amendments using the full retrospective transition method. As a result, all comparative information in these financial statements has been restated. The accounting policies set out in note 3(b) have been applied in preparing the consolidated financial statements as at and for the year ended December 31, 2018, and the comparative information presented in theseconsolidated financial statements as at and for the year ended December 31, 2017.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The application of IFRS 15 did not result in adjustments to the consolidated statements of financial position at January 1, 2017 or December 31, 2017, nor did it impact cash flow totals from operating, investing or financing activities. Certain adjustments were identified with respect to the classification and presentation of revenue and expenses which are summarized below:

Certain revenues previously classified as net are recognized as gross under IFRS 15. In determining whether the Corporation acts as a principal or an agent for each respective product and business line, the Corporation identified the specified good or service in the contract and then evaluated whether the Corporation controls that good or service before it is transferred to the customer. Factors considered in making the determination include whether the Corporation is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk and/or has discretion in establishing the prices for the specified goods and services provided. Through this analysis, management has concluded that:

  The Corporation acts as principal for certain transactions where the Corporation sells loyalty currency direct to the loyalty program members relating to loyalty partners where it was determined that the Corporation obtains control of the loyalty currency. The Corporation also acts as a principal in the delivery of certain services, including transfer, reinstate, hosting and website development services provided to loyalty partners.
  The Corporation acts as an agent for certain transactions where the Corporation sells loyalty currency direct to loyalty program members relating to loyalty partners where it was determined that the Corporation does not obtain control of the underlying loyalty currency. In addition, the Corporation acts as an agent for all of the Platform Partners offerings along with the Points Travel products.

Under IFRS 15, the Corporation reclassified interest earned on cash and cash equivalents, previously recorded as interest revenue, to a separate line item called Finance Income, as it was determined it does not represent revenue from contracts with customers

Under IFRS 15, the Corporation has reclassified losses arising on certain Points Travel promotional offers resulting from upfront customer acquisition costs, from marketing and communications expense to revenue. The reclassified amount represents the transaction price that the Corporation is entitled to in exchange for the services provided. Refer to note 3(b) for the Corporation’s revised revenue recognition policy.

Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2017:

	As	Loyalty	Points	Interest	Restated
	Originally	Currency	Travel	Reclassification
	Presented	Retailing
REVENUE
Principal	$330,565	1,726	-	-	$332,291
Other partner revenue	16,768	(202)	(213)	-	16,353
Interest	213	-	-	(213)	-
Total Revenue	$347,546	1,524	(213)	(213)	$348,644

EXPENSES
Direct cost of principal revenue	300,570	1,524	-	-	302,094
Marketing and communications	2,056	-	(213)	-	1,843
Total Expenses	$342,705	1,524	(213)	-	$344,016

Finance income	-	-	-	213	213
Income before Income Taxes	$4,841	-	-	-	$4,841

NET INCOME	$3,380	-	-	-	$3,380
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(ii) IFRS 9, Financial Instruments (“IFRS 9”):

IFRS 9 supersedes IAS 39 Financial Instruments Recognition and Measurement. The standard set out revised guidance for classifying and measuring financial instruments, introduced a new expected credit loss model (“ECL”) for calculating impairment of financial assets and includes new guidance for the application of hedge accounting. The standard also requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. The Corporation has adopted IFRS 9 on a retrospective basis without restating comparative periods as it was not possible to do so without the use of hindsight.

The standard does not have an impact on the Corporation’s results andallows for simplified hedge effectiveness testing going forward. The Corporation has determined that there is no effect on the current or prior year financial statements with regards to the adoption of IFRS 9. IFRS 9 realigns hedge accounting to more closely reflect the Corporation’s risk management strategy. Refer to note 3(d) for the Corporation’s revised financial instrument policy.

The Corporation also adopted new amendments to the following accounting standards commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based Payment; and
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration

(b) Revenue recognition

The Corporation’s revenue is categorized as principal or other partner revenue, and is primarily generated through the sale of loyalty currencies, through services provided to loyalty partners’ program members, and through technology and marketing services provided to loyalty partners.

Contracts with customers
The Corporation records revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price, which is the amount the Corporation expects to be entitled to;
4.	Allocate the transaction price among the performance obligations in the contract based on their relative stand-alone selling prices; and
5.	Recognize revenue when or as the goods or services are transferred to the customer.

Principal Revenue
Principal revenue groups together several streams of revenue that the Corporation realizes in delivering goods or services to various loyalty programs and their customers. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is transactional revenue for the sale of loyalty currencies that occurs in contracts for which the Corporation takes a principal role in the retailing or wholesaling of loyalty currencies to loyalty program customers. The customer obtains control of the loyalty currency, and hence the performance obligation is satisfied, on completion of the transaction which aligns with the point in time the loyalty currency is transferred and payment is received. The Corporation’s role as the principal in the transaction is determined by the contractual arrangements in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it obtains control of the loyalty currency prior to transferring it to the customer, due in part to inventory risk that is assumed by the Corporation. Other factors considered in making the determination include the fact that the Corporation is primarily responsible for fulfilling the promise to provide the specified good, and often has discretion in establishing the prices for the specified goods.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(ii)

Service revenue is transactional revenue for the provision of transfer and reinstate services provided to loyalty program members. The Corporation is primarily responsible for fulfilling the promise to provide the services. Transfer and reinstate service revenue is recognized at the point in time the transaction is completed, which is also when payment is received.

(iii)

Hosting services are provided to loyalty program partners throughout the term of the loyalty program partner agreement. The hosting services begin, and hence revenue recognition commences when the loyalty program partner website is functional. Revenue is recognized on a straight-line basis over the life of the term of the partner agreement. Costs that relate directly to the contract are capitalized to the extent that they are expected to be recovered and are amortized as the services are transferred.

Other Partner Revenue
Other partner revenue is primarily transactional revenue for facilitating the sale of loyalty currencies or other goods or services to loyalty program members for which the Corporation takes an agency role. It also includes certain redemption based and earn based transactions facilitated by the Corporation on behalf of loyalty program partners. The Corporation’s role as an agent is determined by the contractual arrangement in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it does not obtain control of the loyalty currency or other goods and services prior to transferring them to the customer, due in part to the absence of inventory risk. Other factors considered in making the determination include the fact that the Corporation is not primarily responsible for fulfilling the promise to provide the specified good and generally has limited discretion in establishing the prices for the specified goods.

When deciding the most appropriate basis for presenting revenue on either a gross or net basis, both the legal form and substance of the agreements between the Corporation, its partners and their program members are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•   acts on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;
•   controls the good or service being provided, prior to it being transferred to the customer;
•   has primary responsibility for providing the goods and service to the customer;
•   has inventory risk before or after the customer order; and
•   has discretion in establishing prices for the specified goods and services

(c) Foreign currency translation

(i) Foreign currency transactions

Transactions in currencies other than the Corporation’s or its subsidiaries’ respective functional currency are recognized at the exchange rates in effect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not translated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity until such time that the hedged transaction affects profit or loss; refer to Notes 3(d)(iv) and 17.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(ii) Foreign operations

The assets and liabilities of the Corporation’s non-USD functional currency subsidiary, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of this subsidiary are translated to USD using average exchange rates for the month during which the transactions occurred. Foreign currency differences resulting from translation are recognized in other comprehensive income (“OCI”) within the cumulative translation account.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated statements of financial position when the Corporation becomes a party to the contractual provisions of the instrument.

(i) Classification and measurement of financial instruments

The Corporation’s financial instruments as a result of adopting IFRS 9 (along with a comparison to IAS 39) are classified and measured as follows:

Asset/Liability	Measurement under IFRS 9
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Funds receivable from payment processors	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Payable to loyalty program partners	Amortized cost

Derivatives	Measurement
Foreign exchange forward contracts	Fair value, with changes in fair value for hedges recorded in OCI and ineffectiveness recorded in profit or loss.

Asset/Liability	Measurement under IAS 39
Funds receivable from payment processors	Loans and receivables (Amortized cost)
Accounts receivable	Loans and receivables (Amortized cost)
Short-term investments	Held to maturity (Amortized cost)
Accounts payable and accrued liabilities	Other financial liabilities (Amortized cost)
Payable to loyalty program partners	Other financial liabilities (Amortized cost)

Derivatives	Measurement
Foreign exchange forward contracts	Held for trading (Fair value through OCI under hedge accounting with ineffectiveness recorded in profit or loss)

Financial assets held at amortized cost require the asset to be measured using the effective interest method. The amortized cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Derivatives may be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately in profit or loss.

(ii) Impairment of financial instruments

IFRS 9 requires the expected lifetime credit losses at initial recognition to be considered when assessing impairment of financial assets, which is anticipated to result in earlier recognition of losses.

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

As at December 31, 2018, all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share. There were no dividends declared in 2018 (2017 – nil).

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar denominated expenses. The changes in fair value of derivatives designated as cash flow hedges are recognized in OCI, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, is expired, sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase. They are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its estimated residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. There were no changes in the current year.

(h) Goodwill & Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3(i).

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

•	assets acquired; plus
•	equity instruments issued; less
•	liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgments include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite useful lives

Certain intangible assets with indefinite lives, being domain names, patents and trademarks, are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgment to designate these assets as indefinite useful life assets, analyzing relevant factors including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. The Corporation tests indefinite life intangible assets for impairment annually, at each year end.

Finite useful lives

Intangible assets with finite useful lives are amortized into depreciation and amortization in the consolidated statements of comprehensive income on a straight-line basis over their estimated useful lives as noted in the table below. Useful lives, residual values and the amortization methods are reviewed at least once a year. Amortization periods and methods are outlined below:

•	Customer Relationships	Straight-line over 10 years
•	Technology	Straight-line over 3 to 5 years
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(i) Impairment

Financial Assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an ECL model. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can estimated reliably.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property and equipment and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Goodwill & Indefinite Life Intangible Assets

Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows, into CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGU or group of CGUs to which goodwill and indefinite life intangible assets has been allocated is less than the carrying amount of the CGU or group of CGUs, including goodwill and intangible assets, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years, or upon the achievement of certain non-market performance conditions. The maximum life of an option is ten years from the date of grant. For options with graded vesting, each grant in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each grant is recognized in profit or loss over its respective vesting period with a corresponding increase in contributed surplus. The fair value of each grant is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The cost is recorded over the vesting period of the award to the same expense category of the award recipient’s payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Annually, the Corporation reassesses the forfeiture rate and the probability of achieving each performance metric and calculates the cumulative compensation cost of each grant and recognizes an adjustment to the compensation cost (recovery) in the current period in the consolidated statement of comprehensive income.

Under the share unit plan, the Corporation grants Restricted Share Units (“RSUs”) to its employees. The RSUs vest over a period of up to three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

(i) Significant judgments, estimates and assumptions

The Corporation measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 15.

(k) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(l) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is recognized over the expected life of the partner agreement (see Note 3(b) (iii)). Deferred revenue is comprised of bookings made through the Points Travel platform, which have not yet occurred along with proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue for bookings through Points Travel is recognized at the completion of the rental while revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(m) Lease inducements

On signing its office lease, the Corporation received lease inducements from the landlord including a rent-free period and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(n) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. When new information becomes available that causes the Corporation to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(o) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares.

(p) Segment reporting

The Corporation determines its reportable segments based on, among other things, how the Corporation’s chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews the Corporation’s operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of principal revenue, and segment profit (loss) represented by Contribution, which is defined as gross profit (total revenue less direct cost of principal revenue) for the relevant operating segment less direct adjusted operating expenses as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment and the Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation’s CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(q) New standards and interpretations not yet adopted

The IASB has issued the following new standard. This standard has not yet been adopted by the Corporation and could have an impact on future periods.

IFRS 16, Leases (effective January 1, 2019).

In January 2016, the IASB issued IFRS 16, Leases, which specifies how a company will recognize, measure, present, and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right of use asset and lease liability representing its obligation to make lease payments, unless the lease term is twelve months or less or the underlying leased asset has a low value.

The Corporation will adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019 using a modified retrospective approach. Comparative information will not be restated.

The Corporation is assessing the impact of IFRS 16 on the Corporation’s consolidated financial statements. The Corporation estimated the adoption of the standard will result in an increase in right-of-use assets and corresponding lease liabilities in its consolidated statements of financial position, primarily related to leased office premises. In addition, IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which will result in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs.

4. OPERATING SEGMENTS

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

During the year ended December 31, 2018, the Corporation re-defined the measure of segment profit or loss to Contribution from Adjusted EBITDA. The Corporation determined that Contribution was the more appropriate measure of segment profit or loss used by the Chief Operating Decision Maker (“CODM”) in reviewing segment results and making resource allocation decisions. Contribution is defined as gross profit (total revenue less direct cost of principal revenue) for the relevant operating segment less direct adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes. The Corporation has restated the disclosures for the year ended December 31, 2017 to reflect this change in segment performance measure. There have been no changes in the Corporation’s reportable segments.

For the year ended December 31, 2018:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	366,421	7,979	1,845	376,245
Direct cost of principal revenue	321,615	615	111	322,341
Gross profit	44,806	7,364	1,734	53,904
Direct adjusted operating expenses	12,941	3,784	5,522	22,247
Contribution	31,865	3,580	(3,788)	31,657
Indirect adjusted operating expenses[1]				13,718
Finance income				(666)
Equity-settled share-based payment expense				4,381
Income tax expense				3,104
Depreciation and amortization				3,364
Foreign exchange gain				(36)
Net income				7,792

For the year ended December 31, 2017: (restated, see Note 3(a))	Loyalty Currency Retailing	Platform Partners	Points Travel	Total

Total revenue	339,652	7,704	1,288	348,644
Direct cost of principal revenue	301,492	570	32	302,094
Gross profit	38,160	7,134	1,256	46,550
Direct adjusted operating expenses	11,515	4,644	4,292	20,451
Contribution	26,645	2,490	(3,036)	26,099
Indirect adjusted operating expenses[1]				13,086
Finance income				(213)
Equity-settled share-based payment expense				4,455
Income tax expense				1,461
Depreciation and amortization				3,988
Foreign exchange gain				(58)
Net income				3,380

1 Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Transaction price allocated to the remaining performance obligations

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Hosting and other	$ 3,209	$ 2,525	$ 312	$ 186	$ 186	-

Enterprise-wide disclosures - Geographic information

	2018		2017
For the year ended December 31			(restated - Note 3 (a))
Revenue
United States	$331,625	88%	$304,116	87%
Europe	25,661	7%	31,873	9%
Other	18,959	5%	12,655	4%
	$376,245	100%	$348,644	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. As at December 31, 2018, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2018, there were three (2017 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 70% (2017 – 69%) of the Corporation’s total revenue.

5. RESTRICTED CASH

Restricted cash of $500 (2017 – $500) is held as collateral for forward contracts entered into during the normal course of business.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

6. ACCOUNTS RECEIVABLE

The Corporation's accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2018	2017

Accounts receivable before allowance for doubtful accounts	$9,472	$7,832
Allowance for doubtful accounts	(154)	(91)
Accounts receivable	$9,318	$7,741

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 17.

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets are comprised of:

	2018	2017

Prepaid expenses	$1,464	$1,352
Foreign exchange forward contracts designated as cash flow hedges	-	550
Loyalty reward currency inventory	2,154	58
Current portion of deferred costs	-	3
Prepaid expenses and current portion of other assets	$3,618	$1,963

Non-current portion of loyalty reward currency inventory	$-	$2,661
Other assets	$-	$2,661

The loyalty reward currency inventory was classified as current and is expected to be sold to loyalty program members during 2019.

8. PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture &	Leasehold	Total
	Hardware	Software	Fixtures	Improvements
Cost

Balance at January 1, 2017	$2,609	$2,190	$1,044	$706	$6,549

Additions	526	19	188	508	1,241

Disposals / Write-Offs	-	-	(154)	-	(154)

Balance at December 31, 2017	$3,135	$2,209	$1,078	$1,214	$7,636

Additions	664	433	26	81	1,204

Balance at December 31, 2018	$3,799	$2,642	$1,104	$1,295	$8,840
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
	Computer	Computer	Furniture &	Leasehold	Total
	Hardware	Software	Fixtures	Improvements
Cost

Depreciation and impairment losses

Balance at January 1, 2017	$2,225	$1,751	$768	$55	$4,799

Depreciation for the year	322	216	129	196	863

Disposals / Write-Offs	-	-	(154)	-	(154)

Balance at December 31, 2017	$2,547	$1,967	$743	$251	$5,508

Depreciation for the year	369	263	110	239	981

Balance at December 31, 2018	$2,916	$2,230	$853	$490	$6,489

Carrying amounts

At December 31, 2017	$588	$242	$335	$963	$2,128

At December 31, 2018	$883	$412	$251	$805	$2,351

9. INTANGIBLE ASSETS

	Customer	Domain	Technology(2)	Other (1)	Total
	Relation-	Names(1)
	ships

Cost

Balance at January 1, 2017	$8,500	$4,300	$18,453	$205	$31,458

Additions	-	-	1,494	-	1,494

Balance at December 31, 2017	$8,500	$4,300	$19,947	$205	$32,952

Additions	-	-	1,070	-	1,070

Balance at December 31, 2018	$8,500	$4,300	$21,017	$205	$34,022

Amortization and impairment losses

Balance at January 1, 2017	$1,771	$-	$12,791	$-	$14,562

Amortization for the year	850	-	2,275	-	3,125

Balance at December 31, 2017	$2,621	$-	$15,066	$-	$17,687

Amortization for the year	850	-	1,533	-	2,383

Balance at December 31, 2018	$3,471	$-	$16,599	$-	$20,070

Carrying amounts

At December 31, 2017	$5,879	$4,300	$4,881	$205	$15,265

At December 31, 2018	$5,029	$4,300	$4,418	$205	$13,952

(1)

Domain names and Other which includes Patents and Trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Corporation's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Corporation’s net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2)	Technology includes technological assets acquired through acquisitions and internal use software development costs.

During the year ended December 31, 2018, an amount of $3,768 was recognized as research and development expenses in employment costs in the consolidated statement of comprehensive income (2017 - $3,561).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

10. GOODWILL

Cost

Balance at January 1, 2017	$7,130

Additions	-

Impairments	-

Balance at December 31, 2017	$7,130

Additions	-

Impairments	-

Balance at December 31, 2018	$7,130

Impairment testing for cash-generating units containing goodwill as at December 31, 2018

The Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. For the purposes of the 2018 annual impairment test, management has determined that the Corporation has three CGUs (Note 1), being Loyalty Currency Retailing, Platform Partners and Points Travel. The goodwill value has been allocated to the CGUs that are expected to benefit from the synergies of the business combinations in which goodwill arose.

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a CGU based on the greater of its value in use or its fair value less costs to sell. Value in use is estimated by discounting estimated future cash flows to their present value. Management estimates the discounted future cash flows and a terminal value. The future cash flows are based on estimates of expected future operating results of the CGUs after considering economic conditions and a general outlook for the CGU’s industry. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

Management has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs, which could result in impairment losses.

The table below provides an overview of the methods and assumptions that Management has used to determine recoverable amounts for the CGUs with indefinite life intangible assets and goodwill.

(In thousands of dollars, except years and percentages)

		Carrying value
	Carrying	of indefinite-life	Recoverable	Period	Terminal	Pre-tax
	value of	intangible	amount	used	growth	discount
	goodwill	assets	method	(years)	rate %	rate %

Loyalty Currency Retailing	$5,681	$4,505	Value in Use	5	2.0%	19.6%

Points Travel	$1,449	-	Value in Use	7	2.0%	28.8%

The annual testing was completed in 2018 and 2017, and no impairment was identified.
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

11. INCOME TAXES

	2018	2017
Current Tax Expense

Current year	$2,640	$2,410
Prior years	185	274
Total current tax expense	$2,825	$2,684

Deferred Tax Expense (recovery)
Current year movement in recognized temporary differences and losses	279	(1,223)

Total deferred tax expense (recovery)	$279	$(1,223)

Total income tax expense	$3,104	$1,461

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian statutory income tax rate to income before income taxes. The reasons for these differences are as follows:

	2018	2017
Income tax expense at statutory rate of 26.5% (2017 – 26.5%)	$2,887	$1,284

Increase in taxes resulting from:
Tax cost of non-deductible items	124	126
Other differences	93	51
Income tax expense	$3,104	$1,461

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	2018	2017
Deferred tax assets
Forward exchange contracts	$233	$-
Fixed and Intangible assets	975	873
Reserves	237	269
Restricted Share Units	1,044	1,482
Tax losses	215	67
	$2,704	$2,691
Deferred tax liabilities
SRED	$59	$-
Forward exchange contracts	-	134
Net deferred tax assets	$2,645	$2,557

The Corporation has capital losses of $10,456 (2017 – $10,456) which can be carried forward indefinitely and are not included as part of the recognized deferred tax assets.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation has non-capital loss carry-forwards in Canada for income tax purposes in the amount of approximately $813 (2017 – $253). The losses may be used to reduce future years' taxable income and expire approximately as follows:

Total
2032	$219
2036	244
2037	350
Total	$813

Management has concluded the deferred tax asset meets the relevant recognition criteria under IFRS. Management's conclusion is supported by management’s forecasts and the future reversal of existing taxable temporary differences which are expected to produce sufficient taxable income to realize the deferred tax assets.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2018	2017

Capital losses	$1,385	$1,385

Temporary Differences Associated with Points International Ltd. Investments

The temporary difference associated with the investments in the Corporation’s subsidiaries is $369 (2017 - $287). A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

As at December 31, 2018 and 2017, no deferred tax liability was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Ltd. as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

12. OTHER LIABILITIES

	2018	2017
Foreign exchange forward contracts designated as cash flow hedges	$878	$43
Current portion of lease inducements	120	113
Current portion of deferred revenue	682	1,244
Current portion of other liabilities	$1,680	$1,400

Non-current portion of lease inducements	362	483
Non-current portion of deferred revenue	133	55
Other liabilities	$495	$538
Deferred Revenue

The following table presents changes in the deferred revenue balances:

Balance at December 31, 2017	1,299
Amounts invoiced and revenue deferred	760
Recognition of deferred revenue	(1,244)
Balance at December 31, 2018	815

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

13. CAPITAL AND OTHER COMPONENTS OF EQUITY

 Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges and the cumulative translation adjustment for the translation of a subsidiary accounts where non-USD functional currency balances are translated to the functional currency of the parent. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. On August 9, 2017 the Toronto Stock Exchange ("TSX") accepted the Corporation’s notice of intention to make a NCIB to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase. By June 30, 2018, a total of 743,468 shares were repurchased and cancelled under this NCIB.

On August 14, 2018, the NCIB program was renewed with a total of 710,893 shares to be repurchased under this 2018 plan (the “2018 Repurchase”), representing 5% of its 14,217,860 shares issued and outstanding as of July 31, 2018. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2018 Repurchase.

The primary purpose of the 2017 and 2018 Repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation’s written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation’s cash position, and other factors.

During the year ended December 31, 2018, the Corporation repurchased and cancelled 569,107 common shares (2017 – 334,212) at an aggregate purchase price of $7,657 (2017 - $3,406), resulting in a reduction of stated capital and contributed surplus of $2,208 and $5,449 respectively (2017 - $1,313 and $2,093). These purchases were made under the 2017 and 2018 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the respective NCIB.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2018	2017
Net income available to common shareholders for basic and diluted earnings per share	$7,792	$3,380
Weighted average number of common shares outstanding – basic	14,321,186	14,806,020
Effect of dilutive securities	90,817	14,293
Weighted average number of common shares outstanding –	14,412,003	14,820,313
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

diluted
Earnings per share - reported
Basic	$0.54	$0.23
Diluted	$0.54	$0.23

a) Diluted earnings per share

Diluted earnings per share represents the net income per share if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

As at December 31, 2018, 101,014 options (2017 – 563,995) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

15. SHARE-BASED PAYMENTS

As at December 31, 2018, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date, or may be subject to non-market performance conditions established by the Board of Directors. During the year ended 2018, the Corporation granted 930,000 performance-based stock options to executives to acquire shares of the Corporation, which vest on the achievement of the associated performance targets. (2017 – nil). On the date of grant, the Company estimates the expected vesting date for purposes of estimating the option life and recording the related expense. These options vest as performance targets are satisfied and expire at the end of six years. Under the plan, share options can only be settled in equity.

The share option plan authorized he number of net options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at December 31, 2018 are shown in the table below:

December 31, 2018
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued & outstanding	(1,229,040)
Options available for grant	300,820
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2018 were calculated using the following weighted assumptions.

2018
Dividend yield	NIL
Risk free rate	2.06% - 2.09%
Expected volatility	40.59% - 44.51%
Expected life of options in years	3.10 – 6.00
Weighted average fair value of options granted
(CAD)	$4.24 - $6.16

A summary of the status of the Corporation’s share option plan as of December 31, 2018 and 2017, and changes during the years ended on those dates is presented below.

	2018		2017
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	615,843	$16.00	723,995	$15.25
Granted	930,000	$13.93	-	$ -
Exercised	(308,711)	$13.51	(80,973)	$ 9.74
Expired and forfeited	(8,092)	$25.56	(27,179)	$14.58
End of year	1,229,040	$15.00	615,843	$16.00
Exercisable at end of year	299,040	$18.32	521,538	$16.67

For the year ended December 31, 2018:

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price (in	of	price (in
Prices (in CAD$)	of options	(years)	CAD$)	options	CAD$)
$5.00 to $9.99	22,280	2.19	$ 9.89	22,280	$ 9.89
$10.00 to $14.99	1,105,746	5.21	$ 13.67	175,746	$ 12.27
$15.00 to $19.99	1,169	0.75	$ 19.82	1,169	$ 19.82
$20.00 and over	99,845	0.21	$ 30.84	99,845	$ 30.84
	1,229,040			299,040

For the year ended December 31, 2017:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
Range of Exercise	Number of	remaining	average	Number	average
Prices (in CAD$)	options	contractual life	exercise	of options	exercise price
		(years)	price (in		(in CAD$)
			CAD$)
$5.00 to $9.99	39,401	3.19	$ 9.89	39,401	$ 9.89
$10.00 to $14.99	352,002	2.30	$ 12.27	257,697	$ 12.25
$15.00 to $19.99	119,370	0.23	$ 15.98	119,370	$ 15.98
$20.00 and over	105,070	1.21	$ 30.84	105,070	$ 30.84
	615,843			521,538

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted RSUs. The RSUs vest on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. During 2018, 442,353 RSUs were granted (2017 – 376,473). As at December 31, 2018, 657,727 RSUs were outstanding (2017 – 711,936 RSUs).

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2018	711,936	$ 10.16
Granted	442,353	$ 13.83
Vested	(457,408)	$ 11.67
Forfeited	(39,154)	$ 11.62
Balance at December 31, 2018	657,727	$ 11.50

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2017	480,302	$ 12.17
Granted	376,473	$ 9.48
Vested	(98,182)	$ 16.38
Forfeited	(46,657)	$ 12.20
Balance at December 31, 2017	711,936	$ 10.16

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. There were 272,067 share units purchased by the trust at a cost of $3,062 during the year ended December 31, 2018 (2017 – 208,600 shares at a cost of $2,361). In addition, commencing in 2018, the Corporation paid withholding taxes in cash rather than reselling shares held in trust into the market. The Corporation paid $2,722 for the year ended December 31, 2018 (2017 - $0). As at December 31, 2018, 199,708 of the Corporation’s common shares were held in trust for this purpose (December 31, 2017 – 194,251).

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $4,381 for the year ended December 31, 2018 (2017 - $4,455).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

16. OPERATING EXPENSES

	2018	2017
Office expenses	$2,409	$2,507
Travel	2,118	1,949
Professional fees	2,988	2,806
Insurance, bad debts and governance	1,271	1,208
Operating expenses	$8,786	$8,470

17. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents, restricted cash held as collateral and short-term investments also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits from financial institutions rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The aging of accounts receivable is as follows:

	December 31, 2018	December 31, 2017
Current	$7,992	$6,554
Past due 31–60 days	475	420
Past due 61–90 days	108	244
Past due 91–120 days	228	139
Past due over 120 days	669	475
Trade accounts receivable	9,472	7,832
Less allowance for doubtful accounts	(154)	(91)
	$9,318	$7,741

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2018	2017
Balance, beginning of year	$91	$163
Provision for doubtful accounts	105	102
Bad debts written off, net of recoveries	(42)	(174)
Balance, end of year	$154	$91

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s current financial assets represent its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2018 and 2017:

		Contractual Cash Flow Maturities

	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2018				years	beyond
Accounts payable and accrued liabilities	$9,489	$9,489	$9,489	-	-
Foreign exchange forward contracts
designated as cash flow hedges	878	878	878	-	-
Income taxes payable	117	117	117	-	-
Payable to loyalty program partners	69,749	69,749	69,749	-	-
	$80,233	$80,233	$80,233	$-	$-

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2017				years	beyond
Accounts payable and accrued liabilities	$7,998	$7,998	$7,998	-	-
Foreign exchange forward contracts
designated as cash flow hedges	43	43	43	-	-
Income taxes payable	695	695	695	-	-
Payable to loyalty program partners	65,567	65,567	65,567	-	-
	$74,303	$74,303	$74,303	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the USD which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation has entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2018, forward contracts with a notional value of $15,110, and in a net liability position of $878 (2017 – $507 in net asset position), with settlement dates extending to November 2019, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses.

The change in fair value of derivatives designated as cash flow hedges is recognized in OCI, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2018 and 2017, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2018, total realized losses of $7 were reclassified to employment costs for Canadian dollar currency hedges (2017 - $331 total realized gains). The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-USD balance sheet accounts, a strengthening USD will lead to an FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $632 (2017 - $407) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
As at December 31, 2018	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.73361	1.27356	1.14449	0.00909
Balances below in source currency Financial assets
Cash and cash equivalents	3,667	8,430	5,660	97,455
Funds receivable from payment processors	221	740	1,556	30,043
Accounts receivable	691	2,597	774	68,795
	4,579	11,767	7,990	196,293
Financial liabilities
Accounts payable and accrued liabilities	1,370	2,547	774	18,515
Payable to loyalty program partners	1,380	8,237	5,382	71,868
	2,750	10,784	6,156	90,383

As at December 31, 2017	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.7966	1.3491	1.1979	0.0089
Balances below in source currency Financial assets
Cash and cash equivalents	2,143	4,371	4,444	181,454
Funds receivable from payment processors	745	527	1,673	57,239
Accounts receivable	334	2,091	432	34,355
	3,222	6,989	6,549	273,048
Financial liabilities
Accounts payable and accrued liabilities	4,233	2,149	255	8,370
Payable to loyalty program partners	1,413	5,254	6,103	71,376
	5,646	7,403	6,358	79,746

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, short-term investments, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at December 31, 2018 and 2017 due to their short-term maturities.

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Intangible assets
The fair value of the intangible assets, including customer relationships, acquired technology, domain names, trademark, patents, and internally use software development costs, is based on the present value of expected future cash flows, or using other judgments and estimates, expected to be derived from the use and eventual sale of the assets.

(ii) Derivatives
The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Corporation and the derivative counterparty when appropriate.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the consolidated statement of financial position as at December 31, 2018 and 2017 are as follows:

2018	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$-	$-

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(878)	(878)
	$(878)	$(878)

2017	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$550	$550

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(43)	(43)
	$507	$507

(i)

The carrying values of the Corporation’s foreign exchange forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at December 31, 2018 and December 31, 2017 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

18. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$ 7,401	$ 1,945	$ 1,820	$ 1,761	$ 1,731	$ 144
Direct cost of principal revenue(2)	466,947	144,527	83,416	78,582	53,474	106,948
	$ 474,348	$ 146,472	$ 85,236	$ 80,343	$ 55,205	$ 107,092

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2018 an amount of $2,105 was recognized as an expense in profit or loss in respect of operating leases (2017 - $2,011).

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2018	2017
Decrease (Increase) in funds receivable from payment processors	$1,717	$(4,768)
Increase in accounts receivable	(1,577)	(3,684)
Increase in prepaid taxes, prepaid expenses and other assets	(1,581)	(945)
Decrease in other assets	2,661	54
Increase in accounts payable and accrued liabilities	1,491	1,663
Decrease in income taxes payable	(578)	(943)
Increase in other liabilities	237	448
Increase in payable to loyalty program partners	4,182	12,325
	$6,552	$4,150

20. RELATED PARTIES

Transactions with key management personnel

Compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 15).

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2018	2017
Short-term employee salaries and benefits	$2,382	$2,240
Share-based payments	3,232	3,230
Total compensation	$5,614	$5,470
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POINTS INTERNATIONAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

21. CREDIT FACILITIES

On June 30, 2018, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. The following two facilities are available to the Corporation as of December 31, 2018:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2019. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2019. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities as at December 31, 2018. The Corporation did not have any borrowings as at or during the year ended December 31, 2018.

Capital management

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue debt. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash and those required to maintain the credit facilities. There were no changes in the Corporation’s approach to capital management during the year.

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